Exhibit 99.1

Envoy Capital Group Inc.

First Quarter Report 2011

Envoy Capital Group Inc.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Envoy Capital Group Inc.
Consolidated Balance Sheets
Unaudited - Prepared by Management
(Expressed in Canadian dollars)

As at:		December 31	September 30
		2010	2010
Assets
Current
Cash		$8,459,844	$8,710,990
Investments held for trading	note 3	7,598,893	6,721,128
Accounts receivable, net		1,941,421	2,085,474
Prepaid expenses		234,027	331,037
		18,234,185	17,848,629

Investments	note 3	137,466	141,006
Real estate	note 4	1,116,000	1,116,000
Property, plant and equipment		399,195	463,918
		$19,886,846	$19,569,553

Liabilities and Shareholders’ Equity

Current
Bank indebtedness	note 5	$870,000	$780,000
Accounts payable and accrued liabilities		671,038	955,149
Derivatives held for trading	note 6	406,389	775,318
Deferred revenue		263,800	92,956
Current portion of obligations under capital leases	note 7	27,999	27,326
		2,239,226	2,630,749

Obligations under capital leases	note 7	63,373	70,178
		2,302,599	2,700,927

Minority interest	note 8	8,085	7,242

Shareholders’ equity
Share capital	note 9	8,762,524	8,762,524
Contributed surplus		29,781,172	29,781,172
Deficit		(20,967,534)	(21,682,312)
		17,576,162	16,861,384
		$19,886,846	$19,569,553

On behalf of the Board:
(signed)	(signed)
Geoffrey B. Genovese,	David I. Hull,
Director	Director

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Operations and Comprehensive Income (Loss)
Unaudited - Prepared by Management
(Expressed in Canadian dollars)

For the three months ended:		December 31	December 31
		2010	2009

Net revenue from consumer and retail branding		$1,765,294	$1,577,127
Net investment gains (losses)	note 3	1,562,398	(78,208)
Interest and dividend income	note 3	12,006	7,484
		3,339,698	1,506,403
Operating expenses:
Salaries and benefits		1,946,998	2,093,642
General and administrative	note 4	367,028	698,538
Occupancy costs		215,052	233,702
		2,529,078	3,025,882

Depreciation		84,278	67,261

Interest expense and financing costs		10,034	14,136

Restructuring expense	note 12	—	2,414,948

		2,623,390	5,522,227

Income (loss) before income taxes and minority interest		716,308	(4,015,824)

Income tax expense - current		—	—
- future		—	—

Income (loss) before minority interest		716,308	(4,015,824)

Minority interest		1,530	(3,758)

Net income (loss) and comprehensive income (loss)		$714,778	$(4,012,066)

Earnings (loss) per share
Basic		$0.09	$(0.47)
Diluted		$0.09	$(0.47)

Weighted average number of common shares outstanding - basic		8,028,377	8,558,377
Weighted average number of common shares outstanding - diluted		8,028,377	8,558,377

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings (Deficit)
Unaudited - Prepared by Management
(Expressed in Canadian dollars)

For the three months ended:	December 31	December 31
	2010	2009

Deficit, beginning of period	$(21,682,312)	$(17,539,820)

Net income (loss)	714,778	(4,012,066)

Deficit, end of period	$(20,967,534)	$(21,551,886)

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Cash Flows
Unaudited - Prepared by Management
(Expressed in Canadian dollars)

For the three months ended:	December 31	December 31
	2010	2009
Cash flows from operating activities:
Net income (loss)	$714,778	$(4,012,066)

Items not involving cash:
Depreciation	84,278	67,261
Minority interest	1,530	(3,758)
Impairment of real estate	—	134,100
Change in fair value of held for trading investments	(1,562,398)	78,208

Net change in non-cash working capital balances:
Accounts receivable	144,053	171,186
Prepaid expenses	97,010	104,293
Investments held for trading	684,633	(2,647,430)
Accounts payable and accrued liabilities	(284,111)	486,208
Derivatives held for trading	(368,929)	(112,105)
Deferred revenue	170,844	(11,349)
Net cash provided by (used in) operating activities	(318,312)	(5,745,452)

Cash flows from financing activities:
Operating line of credit	90,000	175,000
Obligations under capital leases	(6,132)	—
Minority interest	(687)	(686)
Net cash provided by (used in) financing activities	83,181	174,314

Cash flows from investing activities:
Purchase of property, plant and equipment	(19,555)	—
Investments	3,540	3,442
Net cash provided by (used in) investing activities	(16,015)	3,442

Change in cash balance due to foreign exchange	—	6,423

Net change in cash	(251,146)	(5,561,273)

Cash, beginning of year	8,710,990	13,931,670

Cash, end of year	$8,459,844	$8,370,397
Supplemental cash flow information:
Interest paid	$10,034	$14,136
Income taxes paid	—	—

The accompanying notes are an integral part of these statements

1.	Basis of presentation

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. These interim financial statements do not include all the note disclosure required for annual financial statements and therefore should be read in conjunction with Envoy’s annual consolidated financial statements for the year ended September 30, 2010.

In the opinion of management, all adjustments considered necessary for fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period.

2.	Significant accounting policies

Accounting policies followed in the preparation of the December 31, 2010 interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements.

3.	Investments

	December 31 2010	September 30 2010
Investments held for trading
Publicly-traded investments
Equities	$7,448,662	$6,510,492
Derivatives	150,231	210,636

Total investments held for trading	$7,598,893	$6,721,128

Investments
Investment in Capital Pool Company	$137,466	$141,006

Total investments	$137,466	$141,006

As at December 31, 2010 the portfolio of investments held for trading was invested in marketable securities, including common shares and derivative instruments. The specific investments within the portfolio will vary depending on market conditions.

Derivative investments consisted of market index put options and foreign currency futures with expiry dates ranging from January 2011 to January 2012.

At December 31, 2010 Envoy owned an approximate 21% interest in Sereno Capital Corporation (“Sereno”), a Capital Pool Company. Members of Envoy’s management group are also officers and directors of Sereno and exercise significant influence. The investment in Sereno has been accounted for using the equity method. Accordingly, the Company has recognized a loss of $62,534 on its investment, representing its share of Sereno’s operating losses to date. Sereno is currently in the process of evaluating opportunities and has not yet completed a qualifying transaction.

4.	Real estate

The Company currently owns two properties in Toronto, which it had planned to develop for resale. Given market conditions, the Company made a decision not to develop the properties. The properties have been recorded at fair value, net of disposal costs. The Company recorded an impairment loss of approximately $134,000 in the first quarter of fiscal 2010, representing the difference between the carrying value at the time of impairment and the fair value. This impairment loss was included in general and administrative expenses.

5.	Bank indebtedness

The Company has access to a revolving demand credit facility of $1 million in order to manage day-to-day operating requirements. Amounts borrowed under the facility bear interest at the bank prime rate. Drawings under the credit facility are secured by $2 million of the Company’s investment portfolio. Borrowings under the facility at December 31, 2010 were $870,000. The credit facility has no set maturity date.

The Company also has access to a revolving demand credit facility of approximately $1,500,000 in order to provide working capital to its consumer and retail branding division. Drawings under this credit facility are limited by accounts receivable levels, secured by a general security agreement and bear interest at bank prime plus 0.5%. There were no borrowings under the facility at December 31, 2010. The credit facility has no set maturity date.

6.	Derivatives held for trading

As part of its ongoing investment strategy, the Company maintains a portfolio of derivative instruments consisting of various put options on large cap U.S. publicly-traded companies. The put option contracts are publicly traded on the Chicago Board Options Exchange and currently have expiry dates ranging from January 2011 to January 2012.

The options have been recorded at their fair value of $406,389, based on quoted market prices at December 31, 2010. Changes in fair value of the options have been recorded in investment income for the period. The purchase price of all shares underlying the options is approximately USD $9,084,000.

7.	Obligations under capital leases

Future minimum lease payments for obligations under capital leases at December 31, 2010 are as follows:

2011	$26,898
2012	35,864
2013	42,682
105,444

Less: interest at rates ranging from 10.2% to 10.9% per annum	(14,072)
91,372

Less: current portion of principal repayments	(27,999)

Obligations under capital leases, long-term	$63,373

Obligations under capital leases are secured by the underlying assets.

8.	Minority interest

On November 25, 2008, the Company established a new foreign subsidiary, Envoy Capital Group Monaco, S.A.M (“ECGM”). The mandate for ECGM is mainly to attract new investment opportunities and promote the services of the Company in the European market.

As part of the local requirements of incorporation, a small interest in the Company is owned by two directors of ECGM who are residents of Monaco. The ownership of 0.2% has been reflected in the financial statements as minority interest.

9.	Share capital

Authorized: Unlimited common shares without par value Issued:

	Three months ended December 31, 2010		Fiscal year ended September 30, 2010
	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	8,028,377	$8,762,524	8,558,377	$9,340,990

Common shares issued (cancelled) pursuant to:

Repurchase of shares under normal course issuer bid	—	—	(530,000)	(578,466)

Balance, end of period	8,028,377	$8,762,524	8,028,377	$8,762,524

9.	Share capital (continued)

On June 30, 2010, the Company received notice of acceptance by the Toronto Stock Exchange (the “TSX”) of its Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Envoy proposed to purchase from time to time over the next 12 months, if considered advisable, up to an aggregate of 632,394 common shares, being 10% of the public float. Purchases were approved to commence on July 6, 2010 and conclude on the earlier of the date on which purchases under the NCIB have been completed and July 5, 2011. No purchases have yet been made under this issuer bid.

Pursuant to the NCIB which commenced on May 1, 2009 and concluded on April 30, 2010, Envoy proposed to purchase up to an aggregate of 682,723 common shares, being 10% of the public float. In fiscal 2010, the Company repurchased and cancelled 530,000 common shares under this NCIB for cash consideration of $620,158.

10.	Management of capital

The Company includes the following in its definition of capital:

	December 31 2010	September 30 2010

Shareholders’ equity comprised of Share capital	$8,762,524	$8,762,524
Contributed surplus	29,781,172	29,781,172
(Deficit) Retained earnings	(20,967,534)	(21,682,312)
	$17,576,162	$16,861,384

The Company’s objectives when managing capital are:

(a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

(b)	to give shareholders sustained growth in shareholder value by increasing shareholders’ equity;

(c)	to ensure that the Company maintains the level of capital necessary to meet the requirements of its bank; and

(d)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.

The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by:

10.	Management of capital (continued)

	(a)	realizing proceeds from the disposition of its investments;

	(b)	utilizing leverage in the form of third party debt and the Company’s bank credit line (bank indebtedness);

	(c)	raising capital through equity financings; and

	(d)	purchasing the Company’s own shares for cancellation pursuant to its normal course issuer bid.

The Company is not subject to any capital requirements imposed by a regulator. There were no changes in the Company’s approach to capital management during the period. To date, the Company has not declared any cash dividends to its shareholders as part of its capital management program. The Company’s management is responsible for the management of capital and monitors the Company’s use of various forms of leverage on a daily basis. The Company’s current capital resources are sufficient to discharge its liabilities as at December 31, 2010.

11.	Financial instruments

The Company’s carrying value of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities approximate their fair values due to the immediate or short term maturity of these instruments.

The following table summarizes information about the Company’s financial assets and liabilities with respect to the hierarchy of valuation techniques the Company utilized to determine fair value:

	December 31, 2010	Significant Observable Inputs (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash	$8,459,844	$8,459,844	$—	$—
Investments held for trading	7,598,893	7,381,918	216,975	—
Investments	137,466	137,466	—	—

	$16,196,203	$15,979,228	$216,975	$—

Liabilities:
Derivatives held for trading	$406,389	$406,389	—	—

	$406,389	$406,389	$—	$—

11.	Financial instruments (continued)

	September 30, 2010	Significant Observable Inputs (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash	$8,710,990	$8,710,990	$—	$—
Investments held for trading	6,721,128	6,529,457	191,671	—
Investments	141,006	141,006	—	—

	$15,573,124	$15,381,453	$191,671	$—

Liabilities:
Derivatives held for trading	$775,318	$775,318	—	—

	$775,318	$775,318	$—	$—

The investment operations of the Company’s business involve the purchase and sale of securities and, accordingly, the majority of the Company’s assets are currently comprised of financial instruments. The use of financial instruments can expose the Company to several risks, including market, credit and liquidity risks. Apart from the risks listed below, management is of the opinion that they are not exposed to any other significant risks. A discussion of the Company’s use of financial instruments and its risk management is provided below.

(i)	Liquidity risk

Liquidity risk is the risk that the Company will have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition.

The Company generates cash flow primarily from its financing activities and proceeds from the disposition of its investments, in addition to interest and dividend income earned on its investments. From time to time, the Company will invest in private equities which have no immediate market and would be illiquid until one is created. Investments in private equities tend to be relative small, comprising less than 5% of available capital and the Company has sufficient marketable securities which are freely tradable and relatively liquid to fund its obligations as they become due under normal operating conditions.

11.	Financial instruments (continued)

	(ii)	Market risk:

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favourable prices. The Company manages market risk by having a portfolio which is not singularly exposed to any one issuer or class of issuers. The Company also has set thresholds on purchases of investments over which the approval of the board of directors is required.

The following table shows the estimated sensitivity of the Company’s after-tax net income (loss) for the quarter ended December 31, 2010 from a change in the closing price of the Company’s investments with all other variables held constant as at December 31, 2010:

Percentage change in closing price	Change in net after-tax income (loss) from % increase in closing price	Change in net after-tax income (loss) from % decrease in closing price
2%	$143,850	$(143,850)
4%	287,700	(287,700)
6%	431,550	(431,550)
8%	575,400	(575,400)
10%	719,250	(719,250)

(iii)	Currency risk:

The Company is subject to currency risk through its activities in Europe and sales to foreign based clients. The Company invoices a substantial portion of its consumer branding customers in foreign currency and, as such, changes in the exchange rate affect the operating results of the Company. The Company uses forward contracts and other derivative instruments to reduce its exposure to foreign currency risk. Dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency contracts. At December 31, 2010, the Company had outstanding foreign exchange contracts to sell 900,000 U.S. dollars at an average rate of 1.02 expiring in February 2011. The Company also held approximately $7,000,000 in U.S. denominated Canadian dollar futures contracts at a rate of 1.0094, expiring in March 2011. There are no liabilities associated with these instruments at December 31, 2010. The gains and losses from these contracts have been included in investment income for the period.

11.	Financial instruments (continued)

The following assets and liabilities were denominated in foreign currencies at December 31, 2010:

	December 31 2010	September 30 2010
Denominated in U.S. dollars
Cash	$4,475,243	$4,238,259
Investments held for trading	4,818,760	5,417,345
Accounts receivable	385,630	350,377
Accounts payable	(170,007)	(124,539)
Derivatives held for trading	(406,389)	(775,318)
Deferred revenue	(12,039)	(24,968)

Net assets denominated in U.S. dollars	$9,091,198	$9,081,157

Denominated in Danish kroner
Investments held for trading	$—	$61,080

Net assets denominated in Danish kroner	$—	$61,080

Denominated in European euros
Cash	$(118,621)	$(34,668)
Accounts payable	(19,473)	(40,892)

Net assets denominated in European euros	$(138,094)	$(75,560)

The following table shows the estimated sensitivity of the Company’s after-tax net income (loss) for the quarter ended December 31, 2010 from a change in all foreign currencies (U.S. dollars, Danish kroner and European euros) with all other variables held constant as at December 31, 2010:

Percentage change in foreign currencies	Change in net after-tax income (loss) from % increase in foreign currency	Change in net after-tax income (loss) from % decrease in foreign currency
2%	$23,210	$(23,210)
4%	46,420	(46,420)
6%	69,631	(69,631)
8%	92,841	(92,841)
10%	116,051	(116,051)

11.	Financial instruments (continued)

	(iv)	Credit risk:

The Company manages its credit risk with respect to accounts receivable by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services.

At December 31, 2010, the composition of trade receivables was as follows:

	December 31 2010	September 30 2010

Current	$147,230	$950,655
Past due 1-30	467,264	90,862
Past due 31-90	160,730	47,127
More than 90 days past due	71,949	57,335

Total trade receivables	$847,173	$1,145,979

Certain of the Company’s financial assets, including cash and cash equivalents are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company may also be exposed, in the normal course of business, to credit risk from advances to investee companies.

	(v)	Interest rate risk:

Interest risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. At December 31, 2010, the Company held no interest-bearing investments. Also, the Company had minimal exposure to liabilities which bore interest at rates fluctuating with the prime rate or overnight lending rate. The Company has a credit facility which can be repaid by the Company at any time, without notice or penalty, which provides the Company with some ability to manage and mitigate its interest risk. It is management’s opinion that the Company is not exposed to significant interest rate risk.

12.	Restructuring costs

In response to the economic uncertainties facing the Company during the current recessionary environment, in December 2009, the Company announced that its Board of Directors had made a decision to implement a restructuring plan at the executive level. The restructuring involved the downsizing of its executive management and the consolidation of certain financial reporting responsibilities. To this effect, the Company recorded and paid $2,414,948 in restructuring expense in fiscal 2010 relating to severance and other costs.

13.	Segmented information

Summary of financial information concerning the Company’s operating segments is shown in the following tables:

(a) Three months operating results

	For the three months ended December 31, 2010
	Consumer and Retail Branding	Merchant Banking	Corporate	Total

Net revenue	$1,765,294	$1,574,404	$—	$3,339,698

Operating expenses:
Salaries and benefits	1,596,960	199,554	150,484	1,946,998
General and administrative	214,663	53,471	98,894	367,028
Occupancy costs	190,469	17,099	7,484	215,052

Depreciation	76,846	5,661	1,771	84,278

Interest expense	2,880	887	6,267	10,034

Income before minority interest	(316,524)	1,297,732	(264,900)	716,308

Minority interest				1,530

Net income				$714,778

13.	Segmented information (continued)

	For the three months ended December 31, 2009
	Consumer and Retail Branding	Merchant Banking	Corporate	Total

Net revenue	$1,577,127	($70,724)	$—	$1,506,403

Operating expenses:
Salaries and benefits	1,534,776	257,799	301,067	2,093,642
General and administrative	342,351	66,159	290,028	698,538
Occupancy costs	205,703	15,131	12,868	233,702

Depreciation	59,050	5,341	2,870	67,261

Interest expense	—	14,085	51	14,136

Loss before restructuring expense and minority interest	(564,753)	(429,239)	(606,884)	(1,600,876)

Restructuring expense				2,414,948

Loss before minority interest				(4,015,824)

Minority interest				(3,758)

Net loss				$(4,012,066)

(b) Summary of total assets

	Consumer and Retail Branding	Merchant Banking	Corporate	Total

December 31, 2010	$2,332,373	$17,421,893	$132,580	$19,886,846

September 30, 2010	$2,597,979	$16,826,189	$145,565	$19,569,553

Envoy Capital Group Inc.
Management Discussion and Analysis
First Quarter of Fiscal 2011
February 1, 2011

This section of our interim report sets forth Management’s Discussion and Analysis (“MD&A”) of the financial performance of Envoy Capital Group Inc. (“Envoy”, “the Company”, “we” or “us”) for the three month period ended December 31, 2010 compared to the three month period ended December 31, 2009.

The analysis should be read in conjunction with the unaudited interim consolidated financial statements (the “Financial Statements”) for the period ended December 31, 2010, including the accompanying notes, which are presented elsewhere in this report as well as the annual audited consolidated financial statements and the MD&A presented in the Annual Report to Shareholders for the year ended September 30, 2010

The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States.  A description of the significant differences, as applicable to the Company, is included in Note 21 to the September 30, 2010 year end audited financial statements.

The discussion, analysis and financial review are presented in the following sections:

1.	Executive Summary
2.	Results of Operations
3.	Summary of Quarterly Results
4.	Commitments and Contractual Obligations
5.	Liquidity and Capital Resources
6.	Related Party Transactions
7.	Critical Accounting Policies
8.	Risks and Uncertainties
9.	Evaluation of Disclosure Controls and Procedures
10.	Updated Share Information
11.	Other Information
12.	Forward Looking Statements

1.	EXECUTIVE SUMMARY

Envoy conducts its business through two reportable operating segments: the Consumer and Retail Branding Group and the Merchant Banking Group.  In addition, Envoy has a “Corporate Group” which provides certain administrative, accounting, financial, regulatory reporting and legal functions.

Corporate Overview

At the Company’s annual general meeting held on March 30, 2007 the shareholders voted to amend the Company’s articles of incorporation by changing its name to Envoy Capital Group Inc. and removing the maximum number of common shares that the Company is authorized to issue.  In addition, the shareholders also voted to reduce the stated capital of the Company’s common shares by $40.3 million for the purpose of eliminating the deficit on the consolidated balance sheet of the Company as at September 30, 2006.

On February 6, 2008 the Company initiated a Normal Course Issuer (“NCIB”) whereby the Company was authorized to purchase from time to time, if considered advisable, up to an aggregate of 903,880 common shares over the ensuing twelve month period.   In fiscal 2008, the Company repurchased and cancelled 876,621 common shares for cash consideration of $2,359,778, an average of $2.69 per share.  In fiscal 2009, the Company completed the purchases under this NCIB, repurchasing 27,259 shares for cash consideration of $59,477, or an average price of $2.18 per share.

On May 1, 2009, the Company initiated a new NCIB.  Envoy proposed to purchase from time to time over the next 12 months, if considered advisable, up to an aggregate of 682,723 common shares, being 10% of the public float.   Purchases were approved to commence on May 1, 2009 and conclude on the earlier of the date on which purchases under the NCIB have been completed and April 30, 2010.  In fiscal 2010, the Company repurchased and cancelled 530,000 common shares under this NCIB for cash consideration of $620,158.

On June 30, 2010, the Company received notice of acceptance by the Toronto Stock Exchange (the “TSX”) for its most recent NCIB.  Pursuant to the NCIB, Envoy proposes to purchase from time to time over the next 12 months, if considered advisable, up to an aggregate of 632,394 common shares, being 10% of the public float. Purchases were approved to commence on July 6, 2010 and conclude on the earlier of the date on which purchases under the NCIB have been completed and July 5, 2011.  No purchases have yet been made under this issuer bid.

On November 25, 2008, the Company established a new foreign subsidiary, Envoy Capital Group Monaco, S.A.M (“Envoy Monaco”) which will be responsible for carrying on Envoy’s existing merchant banking business.  Envoy Monaco’s investment portfolio will be comprised of securities of mostly public and some private issuers in a broad range of sectors. It will also continue to try to identify compelling investment opportunities in energy-related, technology and biotechnology businesses.

Effective September 15, 2006, Envoy sold its wholly owned subsidiary, ECGH, including Parker Williams and Watt Gilchrist Limited (“Gilchrist”), for $27.0 million cash and recorded a net gain of $5.7 million on the sale.

On September 15, 2006, the Company announced its intention to repurchase its common shares under a substantial issuer bid in the form of a modified “Dutch Auction” tender offer. On January 25, 2007, pursuant to this Dutch Auction tender offer, the Company announced that it would take up and pay for the shares at a purchase price of US$2.70 (CDN$3.19) per share for a total purchase price of US$24.4 million (CDN$28.7 million).  Costs relating to the offering totaled approximately $1.5 million.  On January 30, 2007, the Company took up and paid for 9,002,383 shares.  Payment for the shares was made from available cash on hand.

Based on the 2010 year-end financial statements, the Company confirms that it will be characterized as a passive foreign investment company (“PFIC”) under the U.S. Internal Revenue Code for the fiscal year ended September 30, 2010, and may be a PFIC for subsequent fiscal years.

The application of the PFIC rules is complex. U.S. shareholders are urged to consult their own tax advisors about the U.S. federal income tax consequences of owning and disposing of stock in a PFIC, and about the advisability, procedure and timing of their making any of the available tax elections, including a “qualified electing fund” or "mark-to-market" elections.  U.S. shareholders who choose to make a QEF election should refer to the Envoy website at www.envoy.to following Envoy's fiscal year end in order to receive the necessary financial information.

Consumer and Retail Branding Overview

The operations of the Branding segment are carried out through Envoy’s wholly owned Canadian subsidiary, Watt International Inc. (“Watt”).  Watt’s services, including brand strategy and design, retail consulting and package design, are provided to a broad range of customers in various segments of the market.  In the last few years, Watt has transformed its business model to become a more strategically driven agency better positioned to retain and service existing clients by providing innovative solutions in domestic and international markets.

Operating costs for the Branding business are comprised of salaries and benefits, general and administrative expenses and occupancy costs. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred.  General and administrative costs include business development, office costs, technology, professional services and foreign exchange.  Occupancy costs represent the costs of leasing and maintaining company premises.

Because the Branding business operates in a service business, management monitors these operating costs on a percentage of revenue basis.  Salaries and benefits tend to fluctuate in conjunction with revenues.  To avoid adding permanent overhead, management uses contract labour whenever possible to manage the business through short term periods of heavy workflow.  Occupancy costs and general and administrative expenses are not directly related to servicing clients and therefore tend not to increase or decrease in direct proportion to revenue fluctuations because a significant portion of these expenses are relatively fixed.

Merchant Banking Overview

In Fiscal 2006, Envoy’s board of directors approved the creation of a merchant banking operation focused on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy Capital Group was officially launched in fiscal 2007.

The Merchant Banking segment investments currently consist of a blend of professionally managed market diversified funds and direct investments in growth stage public companies.  The Merchant Bank business earnings consist of both realized and unrealized gains in the fair value of its investments, plus dividends and interest income.

Operating costs for the Merchant Banking segment are comprised of salaries and benefits, general and administrative expenses and occupancy costs. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred.  General and administrative costs include business development, office costs, technology, professional services and foreign exchange gains and losses.  Occupancy costs represent the costs of leasing and maintaining company premises.

2.	RESULTS OF OPERATIONS

Three Months Ended December 31, 2010 Compared To Three Months Ended December 31, 2009

On a consolidated basis, the net income for the first quarter of fiscal 2011 was $0.7 million compared with net loss of ($4.0) million for the first quarter of fiscal 2010.

On a fully diluted per share basis the net earnings for this year’s first quarter were $0.09 per share compared to net loss of ($0.47) per share last year.

Consumer and Retail Branding Segment

Net revenue for the Branding Segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.

The breakdown of net revenue is as follows:

	Net revenue for the three months ended December 31 (in millions)
By type of service:	2010	% of total	2009	% of total
Consumer and retail branding	$1.8	100%	$1.6	100%

By customer location:	2010	% of total	2009	% of total
Canada	$1.5	85%	$1.0	63%
USA and South America	0.3	15%	0.5	31%
Middle East and Asia	—	—%	0.1	6%
	$1.8	100%	$1.6	100%

Net revenue for the three months ended December 31, 2010 was $1.8 million, compared to $1.6 million for the three months ended December 31, 2009, an increase of $0.2 million or 12%.  The reason for the increase in net revenue from last year to this year was increased client spending.  Consumer and retail branding projects seem to be increasing in scope as clients become more comfortable that the worst of the economic concerns are behind us.

Net revenue from Canadian customers increased by approximately $0.5 million for the first quarter of fiscal 2011 as compared to the same period last year, while net revenue from U.S. and South American based customers decreased $0.2 million in the current quarter as compared to the same period last year.  Net revenue from the Middle East and Asian region has decreased to nil since the closure of the Dubai office in late fiscal 2009. As client spending patterns vary by region and by season the Company’s geographic revenue will also shift from quarter to quarter.

Operating expenses, excluding depreciation, for the first quarter of 2011 were $2.0 million, compared with $2.1 million for the first quarter of fiscal 2010, primarily as a result of decreased general and administrative costs.  Expressed as a percentage of revenue, operating expenses for the first quarter of fiscal 2011 and 2010 were 113.6% and 132.0%, respectively.

Salaries and benefits expenses for the current quarter were $1.6 million compared to $1.5 million for the first quarter last year, an increase of $0.1 million.  Salaries and benefits expense as a percent of net revenue was 90.4% for this year’s first quarter compared to 97.2% for the same period last year.  Labour ratios in both the current and prior year period are significantly higher than desired, mainly due to lower than expected revenue.  While it is possible to manage staff costs to some degree, as most staff are full-time, fixed salary personnel, it is difficult to manage short-term fluctuations.  Salaries cost are continually monitored to align costs with current and expected revenues.

General and administrative expenses were $0.2 million in the first quarter of fiscal 2011 compared to $0.3 million for the same period last year.  The Company made a strong effort to reduce, postpone or eliminate all non-essential expenditures during the period.

Occupancy costs for both the current quarter and the same period last year were $0.2 million.  Occupancy costs as a percent of net revenue were 10.8% this year compared to 13.0% last year.

Depreciation expense for the three months ended December 31, 2010 and three months ended December 31, 2009 was $0.1 million.

Interest expense was minimal for the three months ended December 31, 2010 and nil for the three months ended December 31, 2009.

Merchant Banking Segment

Investment income from merchant banking activities includes realized and unrealized gains and losses from the Company’s investments plus interest and dividend income earned during the period.

Net investment gains for the merchant banking division were $1.6 million for the three month period ended December 31, 2010, compared to net investment losses of ($0.1) million for the same period last year.  Envoy entered fiscal 2011 with a positive attitude toward the market. Overall sentiment seemed to be improving, with most analysts predicting a continuing upward trend.  The Company was slightly more aggressive in its investment strategy in the first quarter in order to take advantage of the positive momentum.  For the first three months of the fiscal year, Envoy’s portfolio performed substantially on par with the overall market, with a positive return of approximately 9.4%.  As benchmarks, the major indexes generated gains of approximately 7.3% for the Dow Jones Industrial Average, 10.2% for the S&P 500 Index and 8.7% for the TSX Composite.

During the first quarter, the Company continued to employ a relatively conservative foreign exchange strategy by hedging the majority of its exposure to the U.S. dollar. As a result, the Company was able to minimize the impact of the depreciating US currency as it dropped below par with the Canadian dollar.    The Company plans to continue to take a conservative approach to currency exposures.

Going forward, investment gains will be a function of general market and economic conditions as well as the success of individual securities selected for investment.  Accordingly, the income generated from such investment activity is unlikely to be consistent from period to period.

Operating expenses, excluding depreciation, were $0.3 million for both the current quarter and for the same period last year. Much of the operating expenses are fixed in nature.

Salaries and benefits expenses for the current quarter were $0.2 million, compared to $0.3 million in the first quarter last year, mainly as a result of the executive restructuring undertaken in December 2009.  General and administrative expenses were less than $0.1 million in both the current quarter and the same quarter last year.

Occupancy costs in the first quarter of fiscal 2011 and for the same period last year was less than $0.1 million.  Depreciation expense was minimal for both the current quarter and the same period last year.

Corporate

Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy.  In addition, the corporate expenses include the costs of regulatory compliance such as audit and legal expenses, board fees, listing fees and shareholder relations.  Costs incurred by the corporate component during the quarter totaled $0.3 million, compared to $0.6 million in the first quarter last year. The main reason for the reduction was lower labour costs as a result of restructuring the executive group last year.

Income Taxes

There was no income tax expense or recovery for the current period.  The reason for the disparity from the substantially enacted tax rate of 31% was an adjustment to the value of the future tax asset based on the Company’s results for the first quarter.  The Company has considerable tax loss carryforwards and other tax assets related to timing differences, but has not reflected these assets on the books as they are not considered more likely than not to be realized.

Net earnings

Net income for the three months ended December 31, 2010 was $0.7 million, compared to a loss of ($4.0) million for the three months ended December 31, 2009.  Excluding one-time restructuring charges, the net loss for the three months ended December 31, 2009 was ($1.6) million.  On a per share basis the net earnings in the current quarter were $0.09 per share compared to a loss of ($0.47) per share in the same period last year.

The earnings per share calculations are based on fully diluted weighted average shares outstanding of 8,028,377 for the current quarter compared to 8,558,377 in the same period last year.

3.	SUMMARY OF QUARTERLY RESULTS

	Q1 2011	Q4 2010	Q3 2010	Q2 2010

Net revenue	$3.3 million	$3.2 million	$1.4 million	$3.5 million

Net earnings (loss)	$0.72 million	$0.42 million	($1.44) million	$0.89 million

Net loss per share:
Basic	$0.09	$0.05	($0.18)	$0.15
Diluted	$0.09	$0.05	($0.18)	$0.15

	Q1 2010	Q4 2009	Q3 2009	Q2 2009

Net revenue	$1.5 million	$2.4 million	$2.9 million	$3.3 million

Net earnings (loss)	($4.02) million	($6.38) million	($1.81) million	($1.24) million

Net earnings (loss) per share:
Basic	($0.47)	($0.74)	($0.21)	($0.15)
Diluted	($0.47)	($0.74)	($0.21)	($0.15)

4.	COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Set out below is a summary of the amounts due and committed under contractual obligations at December 31, 2010:

	Total	Due in year 1	Due in year 2	Due in year 3

Operating leases	$776,868	$587,070	$189,798	$—
Capital leases	105,445	35,864	35,864	33,717
Total contractual cash obligations	$882,313	$622,934	$225,662	$33,717

5.	LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2010, Envoy had working capital of $16.0 million, compared to approximately $15.2 million as at September 30, 2010. Included in working capital is an investment portfolio of marketable securities, the current portion of which was $7.6 million at December 31, 2010 and $6.7 million at September 30, 2010.   The principal reason for the increase was the reinvestment of cash from operations as well as excess cash on hand.

Approximately $0.3 million in cash was used by operations during the three months ended December 31, 2010, compared to approximately $5.7 million cash used by operations for the three months ended December 31, 2009.  The main uses of funds in the current period were a reinvestment of gains on the portfolio and payment of accounts payable.  Main uses of funds in the prior year period were the payment of restructuring expenses and funding of the Company’s operating loss.

The Company’s investment portfolio is highly liquid and currently includes a large cash component.  The Company also maintains an operating line of credit.  The revolving credit facility is available up to a maximum of $1.0 million, of which $870,000 was utilized at December 31, 2010.  The Company uses the operating line for day-to-day requirements only and has no current or expected future requirements for access to additional credit.

6.	TRANSACTIONS WITH RELATED PARTIES

At December 31, 2010 Envoy owned an approximate 21% interest in Sereno Capital Corporation (“Sereno”), a Capital Pool Company.  Members of Envoy’s management group are also officers and directors of Sereno and exercise significant influence. The investment in Sereno has been accounted for using the equity method.

Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

7.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The significant accounting policies used by Envoy in preparing its Financial Statements are described in Note 2 to the Financial Statements and should be read to ensure a proper understanding and evaluation of the estimates and judgments made by management in preparing those Financial Statements.  Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles.  Envoy also prepared a reconciliation to United States generally accepted accounting principles, which is included in Note 21 to the annual consolidated financial statements.

Inherent in the application of some of these policies is the judgment by management as to which of the various methods allowed under generally accepted accounting principles is the most appropriate to apply in the case of Envoy.  As well, management must take appropriate estimates at the time the Financial Statements are prepared.

Although all of the policies identified in Note 2 to the Financial Statements are important in understanding the Financial Statements, the policies discussed below are considered by management to be central to understanding the Financial Statements, because of the higher level of measurement uncertainties involved in their application.

The Company presents as net revenue its net commission and fee income earned as compensation for its services.  Further, the balance sheet reflects the following:

(i)	deferred revenue representing fees billed and collected in advance of such fees being earned;

(ii)	unbilled revenue (included in accounts receivable) representing fees earned but not yet billed as well as well as reimbursable pass-through costs; and

(iii)	work in process (included in accounts receivable) represents costs incurred on projects for which revenue has not yet been recognized for accounting purposes.

Included in work in process are charges for staff time at standard cost and third party charges. The standard cost rate provides for the recovery of actual labour and overhead costs incurred. The third party charges are for actual costs related to outsourced goods and services for specific projects.

The Company recognizes net revenue and profits for Consumer and Retail Branding on the completed contract basis, and accordingly revenue and profit are recognized only when the contract or contract milestone is substantially complete.  Anticipated losses are provided for when the estimate of total costs on a contract indicates a loss.

Net revenue for the Consumer and Retail Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.  In circumstances where the Company retains subcontractors, such as architects or engineers, to perform services as an agent to the Company, the revenue for such services is included in net revenue and the cost of the subcontractor’s services is included in salaries and benefits expense or general and administrative expenses, as appropriate.

Revenue Recognition – Merchant banking segment

Securities transactions are recorded on a trade-date basis.  Changes in fair value of held-for-trading investments are reflected in the consolidated statements of operations.  Dividend income is recorded on the ex-dividend date.  Interest income is recorded on an accrual basis.

Financial Instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below.  Their classification depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company’s designation of such instruments.  The standards require that all financial assets be classified either as held-for-trading (“HFT”), available-for-sale (“AFS”), held-to-maturity (“HTM”), or loans and receivables.  The standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS financial assets that do not have quoted market prices in an active market.

HFT financial assets are financial assets typically acquired for resale prior to maturity.  They are measured at fair value at the balance sheet date.  Interest and dividends earned, gains and losses realized on disposal and unrealized gains and losses from market fluctuations are included in net revenue for the period.

HTM financial assets are those non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables that an entity has the positive intention and ability to hold to maturity.  These financial assets are measured at amortized cost.

AFS financial assets are those non-derivative financial assets that are designated as AFS, or that are not classified as loans and receivables, HTM investments or HFT.  AFS financial assets are carried at fair value with unrealized gains and losses included in Other Comprehensive Income (OCI) until realized when the cumulative gain or loss is recognized in net income.

Loans and receivables are accounted for at amortized cost using the effective interest method.
At each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.

(i) Publicly-traded investments:

Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.

Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts discounted from market value. In determining whether a discount is appropriate for such investments, the Company considers the nature and length of the restriction, the business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.

(ii) Privately-held investments:

Securities in privately-held companies designated as HFT are recorded at fair value based on objective evidence including recent arm’s length transactions between knowledgeable, willing parties, such as significant subsequent equity financing by an unrelated, professional investor, discounted cash flow analysis, operational results, forecasts and other developments since acquisition.

Income Taxes

Envoy accounts for income taxes using the asset and liability method.  Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the anticipated date of the reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items.  Future income tax assets and liabilities are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future operating results and future tax rates could vary materially, and accordingly the value of income tax assets and liabilities could change by material amounts.

8.	RISKS AND UNCERTAINTIES

Envoy management monitors, understands and manages the risks associated with its business transactions and the general economic environment in which it operates.  Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions.  Envoy is subject to these risks and uncertainties and actively manages them as follows:

General economic conditions

The marketing and communication industry is cyclical and as a result it is subject to downturns in general economic conditions and changes in client business and marketing budgets.  These fluctuations may affect the ability of the branding segment to generate consistent returns. However, a significant portion of our business is with large multinational businesses, including large packaged goods companies and large food retailers who are less impacted by downturns in the economy.  In an effort to offer our clients services on an international scale, and to manage our exposure to broad economic conditions, Envoy has diversified geographically, with clients in over 30 countries around the world.

The merchant banking industry is subject to general market conditions and investment returns may vary significantly from period to period.  Envoy attempts to manage its business with a focus on wealth protection while maintaining steady growth.  Investments are usually very liquid and investment horizons consistently monitored.

Client concentration

The Company receives a significant portion of its revenues from a limited number of large clients.  The loss of any such clients could adversely impact the Company’s prospects, business, financial condition and results of operations.  For the three months ended December 31, 2010, the Company’s top three clients accounted for 62% of its consolidated net revenue, compared to 64% concentration in the top three clients for the three months ended December 31, 2009. The Company expects reliance on a limited number of its clients to continue into the future.  The failure to achieve continued design wins from one or more of these significant clients, without adding new sources of net revenue, could have an adverse effect on the Company’s financial results.

Market risk

Market risk is the risk of loss of value in Envoy's portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. The Company mitigates this risk by employing a professional investment manager and by ensuring that the portfolio is well diversified.

Foreign currency risk

Envoy is subject to currency risk through its activities in Europe and sales to foreign based clients.  Unfavorable changes in the exchange rate may adversely affect the operating results of Envoy.  The Company has begun to actively use derivative instruments to reduce its exposure to foreign currency risk.  In addition, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency contracts to mitigate the associated risks.

International exposure

The Company’s international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to risks regarding restrictions on repatriation of earnings and changes in the political or economic conditions of a specific country or region, particularly in emerging markets. The occurrence of any of these events or conditions could adversely affect the Company’s ability to increase or maintain its operations in various countries.

Key personnel

Envoy’s success depends in part upon its ability to hire and retain key senior management and skilled technical, client service and creative personnel able to create and maintain solid relationships with clients.  An inability to hire or retain qualified personnel could have a material adverse effect on Envoy.  To reduce the risk of losing valued employees, Envoy strives to maintain a positive work environment that values the contributions of its employees.

Interest and Credit risk

Envoy manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments.  As at December 31, 2010, Envoy had two customers, who represented 44% of accounts receivable and two customers who represented 47% of accounts receivable as at September 30, 2010.  Management believes that Envoy is not subject to significant concentration of credit risk based on the fact that the clients from whom the receivables are due are large, national corporations with extensive financial resources.

Certain of the Company’s financial assets, including cash and investments are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company.  The Company may, from time to time, invest in debt obligations.   The Company is also exposed, in the normal course of business, to credit risk from the sale of its investments and advances to investee companies.

The Company believes it is not significantly exposed to interest risk as investments in loans and debt obligations comprise a small percentage of the Company’s total investments.  Interest exposure is limited on fixed income securities as they are held for trading and bought and sold on a short term basis. As at December 31, 2010, the Company had minimal exposure to liabilities which bore interest at rates fluctuating with the prime rate or overnight lending rate. The Company has a credit facility which can be repaid by the Company at any time, without notice or penalty, which provides the Company with some ability to manage and mitigate its interest risk.

Future investments

The Company identifies, assesses and reviews potential investment opportunities on an ongoing basis. As part of the review, the Company conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite the Company’s efforts, it may be unsuccessful in ascertaining or evaluating all such risks. As a result, it might not realize the intended advantages of any given investment and may not identify all of the risks relating to the investment which could adversely impact the Company’s business, operating results and financial condition.

9.	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings or other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations.  Management has evaluated the effectiveness of the Company's disclosure controls and procedures as at December 31, 2010 and, given the size of the Company and the involvement at all levels of the Chief Executive Officer, Chief Financial Officer and other senior officers, believes that they are sufficient to provide reasonable assurance that the Company's disclosures are compliant with securities regulations.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, and reconciled to US GAAP, as applicable.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2010.

10.	UPDATED SHARE INFORMATION

As at December 31, 2010, there were 8,028,377 common shares of Envoy issued and outstanding.  The same number of shares was issued and outstanding at September 30, 2010.

11.	OTHER INFORMATION

Additional information relating to Envoy, including our Annual Information Form is available on SEDAR at www.sedar.com.

12.	FORWARD LOOKING STATEMENTS

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent Envoy’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in Envoy’s Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission, or Envoy’s Annual Information Form filed with the Canadian securities authorities. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements

Shareholder Information

HEAD OFFICE	OFFICERS	AUDITORS

30 St. Patrick Street	Andrew Patient	Meyers Norris Penny LLP
Suite 301	President and	2 Bloor St. E., Suite 1100
Toronto, Canada M5T 3A3	Chief Executive Officer	Toronto, Canada M4W 1A8

Telephone: (416) 593-1212	Mike Grace	BANKERS
Facsimile: (416) 593-4434	Chief Financial Officer
RBC Royal Bank
	Darlene Soper	200 Bay Street
	Secretary	Toronto, Canada M5J 2J5

DIRECTORS	AUDIT COMMITTEE	LEGAL COUNSEL (CANADA)

Geoffrey B. Genovese	David Parkes (Chair)	Blake, Cassels & Graydon LLP
President and Director,	Linda Gilbert	Box 25, Commerce Court West
Envoy Capital Group	David Hull	Toronto, Canada M5L 1A9
Monaco S.A.M.
	COMPENSATION COMMITTEE	LEGAL COUNSEL (USA)

Linda Gilbert	David Hull (Chair)	Skadden, Arps, Slate, Meagher &
Consultant, Corporate	Linda Gilbert	Flom LLP
Reporting and Compliance	David Parkes	PO Box 258, Suite 1750
Toronto, Canada M5K 1J5
NOMINATING AND CORPORATE
David I. Hull (Chair)	GOVERNANCE COMMITTEE	INVESTOR RELATIONS
President, Hull Life Insurance
Agencies Inc.	Linda Gilbert (Chair)	E-mail: info@envoy.to
	David Hull	Additional information is
	David Parkes	available on our website
David Parkes		at www.envoy.to
President, David Parkes and	TRANSFER AGENT
Associates Inc.		STOCK TRADING INFORMATION
Computershare Trust Company
	of Canada	Toronto Stock Exchange: ECG
	100 University Avenue, 9th Floor	NASDAQ Stock Market: ECGI
Toronto, Canada M5J 2Y1